June 11, 2019

Brian Murphy, M.D.
Chief Executive Officer and Chief Medical Officer
Emerald Bioscience, Inc.
130 North Marina Drive
Long Beach, CA 90803

       Re: Emerald Bioscience, Inc.
           Registration Statement on Form S-1
           Filed June 4, 2019
           File No. 333-231951

Dear Dr. Murphy:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Mark C. Lee, Esq.